 Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

November 19, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 316,561 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from November 11, 2024, up to and including November 15, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 126,526,967 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (126,526,967) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
12/11/2024	LSE	66,557	795.95
13/11/2024	LSE	51,916	802.56
13/11/2024	BATE	7,472	799.99
13/11/2024	CHIX	21,213	799.57
13/11/2024	AQUIS	2,929	798.17
14/11/2024	LSE	28,698	797.24
14/11/2024	BATE	9,444	797.15
14/11/2024	CHIX	37,533	798.20
14/11/2024	AQUIS	7,245	800.78
15/11/2024	LSE	29,175	791.25
15/11/2024	BATE	11,229	790.22
15/11/2024	CHIX	37,022	791.61
15/11/2024	AQUIS	6,128	795.63

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123